VIA EDGAR

Ms. Katherine Bagley

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-0308

March 22, 2018

RE:	TravelCenters of America LLC
Registration Statement on Form S-3 (File No. 333-223310)

Dear Ms. Bagley:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TravelCenters of America LLC (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 filed on February 28, 2018, as amended by Amendment No. 1 thereto filed on March 16, 2018 (File No. 333-223310), at 4:00 p.m., Eastern Time, on March 26, 2018, or as soon as practicable thereafter.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Margaret R. Cohen of Skadden, Arps, Slate, Meagher & Flom LLP at (617) 573-4859 and that such effectiveness also be confirmed in writing.

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United States Securities and Exchange Commission

March 22, 2018

Very truly yours,

TRAVELCENTERS OF AMERICA LLC

By:	/s/ WILLIAM E. MYERS
	Name:	William E. Myers
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

cc: Margaret R. Cohen, Esq.

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